ISSUER FREE WRITING PROSPECTUS Filed Pursuant to Rule 433 Registration Statement No. 333-137902 Dated April 10, 2007

15 Year Non-Call 1 Year Slope Steepener Note Indicative Terms and Conditions – April 10, 2007

Summary Terms of Note

Security Codes	:	■ CUSIP: 2515A0 CB 7 ■ ISIN: US2515A0CB70
Underwriter	:	Deutsche Bank Securities Inc. (DBSI)
Issuer Rating	:	Moody’s Aa3
Denomination	:	$1,000 per Note (min. investment $1,000)
Coupon	:

Year 1:                   12.00%, per annum

Years 2–Year 15: 50 x (CMS30 - CMS10), per annum

(quarterly, 30/360, unadjusted)

Subject to a maximum coupon of 20.00% per annum and a minimum coupon of 0.00% per annum

Rates set in advance

CMS30	:	Mid-market semi-annual swap rate expressed as a percentage for a USD interest rate swap transaction with a term equal to 30 years which appears on the Reuters screen ISDAFIX1 Page at 11:00 am New York time on the day that is two business days prior to the beginning of the coupon period.
CMS10	:	Mid-market semi-annual swap rate expressed as a percentage for a USD interest rate swap transaction with a term equal to 10 years which appears on the Reuters screen ISDAFIX1 Page at 11:00 am New York time on the day that is two business days prior to the beginning of the coupon period.
Payment Dates	:	Quarterly, 30/360, unadjusted
Call Provision	:	The Issuer has the right to call the Notes at par 1 year from Issue Date and quarterly thereafter by giving not less than 5 Business Days notice to the noteholder.
Call Notification Period	:	5 Business Days prior to each coupon date
Issuer	:	Deutsche Bank AG, London Branch
Business Days	:	New York, London
Business Day Convention	:	Following
Governing Law	:	New York
Settlement	:	DTC
Calculation Agent	:	Deutsche Bank AG, London Branch

Relevant Dates

Offering Period	:	April 10th, 2007 - April 27th, 2007 (books close at 2:00pm EST)
Trade Date	:	April 27th, 2007
Settlement Date	:	May 2nd, 2007 (3 business days after the Trade Date)
Maturity Date	:	May 2nd, 2022 (15 years)

Product Snapshot 15 Year Non-Call 1 Year Slope Steepener Note Indicative Terms Only – April 9, 2007

Sample Structure:

•	Issuer:	Deutsche Bank AG, London Branch (Aa3)
•	Underlying Rates:	30-Year CMS Rate and 10-Year CMS Rate
•	Maturity:	15 years
•	Interest Rate:
	Year 1	12.00%
	Years 2–12 (if not called)	50 × (CMS30 – CMS10) Subject to a max coupon of 20.00% and a min coupon of 0.00% Quarterly interest payments, 30/360
•	Call Provision:	Callable by the Issuer 1 year from the issue date and quarterly thereafter

Positioning:

•

Investor is guaranteed to receive a coupon of 12.00% for the first year. Thereafter, the investor receives a coupon equal to 50 times the difference between the 30-Year CMS Rate and the 10-Year CMS Rate.

•	Since 1994 the average difference between the 30-Year CMS Rate and the 10-Year CMS Rate has been 35 bps.*

*Past results do not indicate future performance

Upside Scenario:

•	The spread between the 30-Year CMS Rate and the 10-Year CMS Rate (the “Spread”) remains sufficiently wide to provide a satisfactory return on investment.

Downside Scenario:

•

The Notes are principal protected. Although the Notes may pay zero coupon after the first year, Investor will always receive a payment at maturity equal to the principal amount of the Notes, subject to Issuer credit risk. (See next page for “Risk Considerations”)

Risk Considerations:

•	The Notes may not pay interest after the first year.
•	The Notes may be called by the Issuer one year from the issue date and quarterly thereafter.
•

Liquidity and Market Risk – The Notes will not be listed on a securities exchange. DBSI intends to maintain an indicative secondary market via Bloomberg (DBUS <GO>), but two-sided liquidity may be limited.

•	Credit Risk – Investors are assuming the credit risk of the issuer.

Hypothetical Analysis for a Coupon Period:

Because the 30-Year CMS Rate and the 10-Year CMS Rate may be subject to significant fluctuations, it is not possible to present a chart or table illustrating the complete range of hypothetical interest payments during the term of the Notes. The Interest Rate on the Notes during the first year will be 12.00%. Thereafter, the Interest Rate for each Interest Period will be calculated by multiplying 50 by the difference between the 30-Year CMS Rate and the 10-Year CMS Rate.

Presented below are examples of hypothetical Interest Rates for Interest Periods occurring a year or more from the Issue Date. These examples are provided for purposes of illustration only. They should not be taken as an indication or prediction of future investment results and are intended merely to illustrate the impact that fluctuations in the Spread could have on the interest payments, assuming all other variables remain constant.

Example 1:

The 30-Year CMS Rate exceeds the 10-Year CMS Rate by 0.50%.

The Interest Rate per annum is capped at 20.00%.

Since 50 x 0.50% = 25.00% is greater than 20.00%, the Interest Rate per annum is 20.00%.

Example 2:

The 30-Year CMS Rate exceeds the 10-Year CMS Rate by 0.25%.

The Interest Rate per annum is 50 x 0.25% = 12.50%.

Example 3:

The 30-Year CMS Rate exceeds the 10-Year CMS Rate by 0.10%.

The Interest Rate per annum is 50 x 0.10% = 5.00%.

Example 4:

The 10-Year CMS Rate exceeds or equals the 30-Year CMS Rate.

The Interest Rate per annum is floored at 0.00%.

Hypothetical Analysis of Effects of Fluctuations in Interest Rates on Estimated Prices

The hypothetical mid-market prices set forth in the tables below are estimated as of April 6, 2007. These prices reflect an estimate of the value of the Notes under the scenarios set forth below without any downward or upward adjustments for bid or ask prices. Effective duration is the measure of responsiveness of the hypothetical mid-market prices of the Notes to fluctuations in the USD swap curve, taking into account that interest payments on the Notes after the first year, if any, and the likelihood of an Issuer call may fluctuate in response to changes in the level of the Spread and interest rates in general. (The USD swap curve is a yield curve comprising rates for different swap maturities, e.g., 1, 2, 3, 4, 5, 7, 10 and 30 years). Hypothetical Analysis results will be different at different points in time during the term of the Notes. Changes in market conditions and actual results are not limited to the scenarios below and will vary, perhaps materially, from the analysis.

The Notes will not be listed on a securities exchange and, therefore, there may be little or no secondary market for the Notes. Deutsche Bank AG and its affiliates may act as market makers for the Notes but are not required to do so. Accordingly, the hypothetical mid-market prices set forth below are provided for purposes of illustration only, and do not guarantee that investors will be able to trade their Notes at such prices, or at any prices, at any time during the term of the Notes.

Parallel Shift: The table below illustrates changes in effective duration and hypothetical mid-market prices of the Notes resulting from an instantaneous parallel shift in the entire USD swap curve from its level on April 6, 2007 by the number of basis points specified below. A parallel shift in the entire USD swap curve will affect the mid-market price of the Notes even though the Spread and, therefore, the Interest Rate payable on the Notes for the relevant Interest Period, will remain unchanged.

Parallel Shift
Basis Points	-100	-75	-50	-25	0	25	50	75	100
Effective Duration	3.17	3.10	3.04	2.99	2.96	2.94	2.92	2.89	2.85
Estimated Mid-Market Price %	103.05	102.27	101.50	100.74	100.00	99.26	98.53	97.80	97.08

Steepening Shift: The table below illustrates changes in effective duration and hypothetical mid-market prices of the Notes resulting from an instantaneous change in the USD swap curve above the 10-Year CMS Rate and, therefore, the spread between the 30-Year CMS Rate and the 10-Year CMS Rate points on the USD swap curve, from its level on April 6, 2007. The table below assumes that the 10-Year CMS Rate remains constant, whereas the 30-Year CMS Rate fluctuates by the number of basis points specified below.

Steepening Shift
Basis Points	-100	-75	-50	-25	0	25	50	75	100
Effective Duration	6.49	6.32	5.92	4.84	2.96	1.33	1.03	1.03	1.03
Estimated Mid-Market Price %	69.57	70.44	73.36	82.69	100.00	111.06	112.38	112.44	112.45

Backtested, hypothetical or simulated performance results discussed herein have inherent limitations. Unlike an actual performance record based on trading actual client portfolios, simulated results are achieved by means of the retroactive application of a backtested model itself designed with the benefit of hindsight. Taking into account historical events the backtesting of performance also differs from actual account performance because an actual investment strategy may be adjusted any time, for any reason, including a response to material, economic or market factors. The backtested performance includes hypothetical results that do not reflect the reinvestment of dividends and other earnings or the deduction of advisory fees, brokerage or other commissions, and any other expenses that a client would have paid or actually paid. No representation is made that any trading strategy or account will or is likely to achieve profits or losses similar to those shown. Alternative modeling techniques or assumptions might produce significantly different results and prove to be more appropriate. Past hypothetical backtest results are neither an indicator nor guarantee of future returns. Actual results will vary, perhaps materially, from the analysis.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. We will notify you in the event of any changes to the terms of the notes, and you will be asked to accept such changes in connection with your purchase of any notes. You may also choose to reject such changes, in which case we may reject your offer to purchase the notes.

Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this product snapshot relates. Before you invest, you should read the prospectus in that registration statement and the other documents, including term sheet No. 66, relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, term sheet No. 66 or this document if you so request by calling toll-free 1-866-620-6443.